Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation ("Devon") and Ocean Energy, Inc. ("Ocean") will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e- mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

DEVON AND OCEAN ENERGY

Moderator: Larry Nichols
February 24, 2003
9:00 a.m. CT

Male:	The people that are not in the room because of technological limitations will not have the ability to ask questions. We’ll only take questions from the people in the room today. I’ll ask you to wait until one of the people with roving mikes has arrived so that the people that are participating externally can hear the questions. And with that, I’ll turn it over to Larry Nichols

Larry Nichols:	Thank you very much for coming today and for listening to what we have to say about what we believe is an exciting transaction. What I’m going to do is first talk a little bit about the strategy and the vision. As you know, today and this morning, Devon and Ocean announced that we were merging together to form the largest U.S. independent oil and gas company. I’ll talk briefly about the structure. Then I will talk about the strategy — why we’re doing this deal — and then I’ll turn it over to Jim Hackett who will talk about the assets of the combined company.

First, the transaction itself — very straightforward, non-taxable merger. The merger exchange ratio of 0.414 was based of the trading day average for the last 30 days, which produces an equity ownership of 68 percent Devon, 32 percent Ocean. We will plan to file the proxy in the next few weeks. If we are not reviewed by the SEC, then we will close this transaction in early May. If we are reviewed by the SEC, then it will take longer. It, of course, is impossible to predict either whether the SEC will review the transaction and, if they do, how long that will take. But that will be as it will be.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

From a governance standpoint, the board of directors of the combined company will consist of nine Devon directors and four Ocean directors. That reflects the equity ownership of the combined company. I will be the chairman and CEO of the company and Jim Hackett will be the President and COO. It will be our responsibility to look at both organizations and pick the best and brightest to use the strengths of both companies to try and create a truly outstanding oil and gas company.

The corporate headquarters will remain in Oklahoma City, which is where Devon is headquartered. Of course, the large presence that we have in Calgary in Canada will remain. Both Devon and Ocean have large presences in Houston, and that presence will, of course, be also maintained, as will the other strategic offices that we have in other parts of the world.

So that’s sort of the overall structure and governance. Now let me turn to the strategic rationale and why we did a deal. When you look at companies — when we look at our company, we recognize that Devon is never perfect. Any management team should realize that your company is never perfect. It has strengths and it has areas of which you want to improve. Ocean looked at it the same way. Any good company looks at it that way. And we’re looking for ways to enhance our strengths and to solve our weaknesses. And we think this transaction, by merging these two companies together, we think this transaction does that in a really quite outstanding way.

First, our complementary strengths. Devon, for those of you that follow Devon, you know that we have established a very large, very strong North American onshore gas position; a position that has expertise in coal bed methane, expertise in black shale, a large position in Canada. We do not have much internationally or in the deep waters. And that is exactly what Ocean has. Just as Ocean does not have much in North America onshore relative to Devon — what they have is very nice — our asset mix fits together perfectly. We have strength where Ocean does not, Ocean has strength where we do not.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

You put the two companies together, you also have a multi-year growth rate of somewhere around five percent. Four to six percent is the growth rate that we think these two companies, which is really rather remarkable at the size company that we will be when we combine — that’s the kind of growth rate we think we can maintain for some time. And obviously, once you look at the asset review that Jim Hackett will give you, you’ll see the opportunities to grow on top of that.

Enhanced financial strength. This is really quite amazing. Devon has the near-term cash flow — the near-term surplus cash flow. As you know from past conversations on Devon, we have indicated that this year at the forward strip, we will have somewhere between $800 million and $1 billion dollars of surplus cash flow. That cash flow can be used to enhance Ocean’s ability to finance the very bold and rapidly growing capital requirements that they have this year and next year to bring the projects that they’ve already identified on stream. Conversely, Ocean has a lower debt position that Devon does. It has lower aggregate that has lower ratios. And that position will bring down Devon’s debt ratios substantially. So we are both in a stronger financial position for having merged the deal.

And finally, of course, the deal has synergies. We’re estimating about $50 million dollars. We think we can enhance that over time. For those you who follow Devon, you know we have a practice of being fairly conservative on announcing synergies up front, and we’ve exceeded those goals every time for a long period of time.

The combined company will have 2.2 billion barrels of oil reserves. We’ll have current production of 653,000 barrels of oil a day, a total enterprise value of $20 billion dollars, a production profile and reserve profile heavily weighted toward North America — 90 percent of North America, and yet with some good international sizzle. Weighted toward natural gas, Devon is currently 68 percent natural gas. This brings down ever so slightly to 63 percent natural gas. We for a long

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

time have believed in that two-thirds/one-third ratio between gas and oil and this maintains that ratio. And both companies have a very long nine-year reserve line.

Let me give you a few more details on the financial ratios that the company will have. The left chart shows where Devon was year end ‘02. And then you see pro forma ‘02. This transaction immediately brings Devon’s debt-to-cap ratio from 61 percent down to 52 percent. With a cash flow that we have, we think it is highly, highly likely that that ratio by year end will go down below 50 percent. So the problem that Devon created when we were very aggressive a year and a half ago by buying what we needed in Canada and incurring debt, that we announced a plan to reduce that debt down to a more traditional level. This transaction solves that goal entirely since the resulting company will very quickly have a debt-to-cap ratio, and all the other ratios, a debt-to-cap in the mid to high 40’s, and all the other ratios in very acceptable levels.

When you look at daily production, Devon becomes the largest independent in terms of daily production producing 653,000 barrels a day, more than any of our other independents in North America. I referred earlier to the complementary asset base. Here you can see it by basin where we complement each other. Devon has the larger position in the mid-continent which is complemented nicely by Ocean’s position in the mid-continent, which brings the total mid-continent to 23 percent. That’s the area where Devon’s black shale is in the barnett shale which we’re growing quite nicely.

In the Gulf of Mexico, this looks like Devon is bigger — and Devon is on the Gulf onshore. Ocean is bigger offshore, so that becomes a very large position for both companies. Permain Basin and Rockies, an area where Devon is larger begets nice little assets that fit in very nicely, that tuck into our position in those areas. And just the reverse, where Ocean is the larger company, by far, in West Africa, an interest in a world-class field there and when you look at the resulting areas in West Africa and international, Ocean has the dominant position there complemented nicely by a few little assets that Devon has. It brings the total international reserve position, production

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

position, to approximately 10 percent. And finally, Canada, where Devon has already established a major position, that continues to be a core position for the combined companies.

Look at the same thing in a different way. This pie chart shows the very diverse asset base that we’ve established; diverse and yet very concentrated in core areas that we’ve been building on, that Ocean’s been building on, for some time.

Devon has assembled a North American asset base that is very strong but is complemented by Ocean’s asset base. Ocean has established the expertise and the track record in the deep water that is complemented by some assets that Devon has. You throw in combined Ocean’s expertise in the deep with Devon’s expertise in non-conventional gas (plays) on North America and you have a very attractive diversified organic growth-oriented profile — a profile that extends all the way from the McKenzie Delta above the Arctic Circle, all the way through each and every major oil and gas basin in the central part of the United States on out into the very deep waters of the Gulf of Mexico. And not just a little presence in each of those areas, but a major dominant position in each and every one of those major areas in this continent.

The dominance in gas is enhanced. Devon is now tied with EnCana producing 2.5, 2.4 Bcf a day. That’s over four percent of the gas that’s consumed in North America on a daily basis, comes out of our wells. In fact, if you combine the gas that we market for third parties, it’s an even a higher number. Put that in relationship to the majors - Devon is producing more gas, once this transaction is done, more gas on a daily basis than either Chevron or Shell.

You add to that some high impact internal assets that give the company some really exciting sizzle going forward. With that, I will turn it over to Jim Hackett who will give you some more details about the asset portfolio. Jim?

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Jim Hackett:	Good morning, everyone. I think in addition to what Larry mentioned in terms of natural gas position for the combined company, for Ocean shareholders this really rebalances the mix significantly to where we are going up about 50 percent on the production side from what we were before in terms of natural gas exposure.

What I want to touch on today are some of the low risk growth opportunities around the world, as well as some of the exploration opportunities that the two companies will enjoy. (Make sure this is working — I’m sorry — didn’t have that up there.) With regard to this map, the areas we’ll concentrate on today are the Foothills, the Deep Basin, the Barnett Shale and the deep water Gulf of Mexico.

First of all, turning to the Gulf of Mexico, you can see in front of you the existing discoveries as well as the development opportunities that are underway. Importantly, as you look at them are Merganzer, Vortex, Cascade and Trident opportunities, those are ones that are continuing to add commercialization decisions or appraisal occurring. The rest are already on production or well under way in terms of development. You can see the production growth for that going forward. It’s significant and it’s a very important position for us.

To touch on the first major project, is the Nansen Boomvang field. These were two discoveries that had occurred several years ago. They’re on production producing about 38,000 barrels a day net to the two companies. And importantly, we have still to tie in four subsea well completions on the Nansen side of the property. That, along with tying in two earlier discoveries at northwest Navajo and west Navajo, will give us an opportunity to actually enhance that production here in very short time. Those two earlier discoveries will be tied in the late part of the first quarter, early part of the second quarter. At Boomvang we still have a recompletion underway. We also will be drilling an additional exploration well this year and in the early part of 2004, tying in an earlier discovery at Balboa and Hack Wilson which are not actually listed here.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

At Zia — this is a 20 to 40 million barrel oil equivalent earlier discovery that we’ve drilled three wells on. Let me just see if this comes up good. We’re actually going to be subseaing the first producer that we’ll be drilling here shortly spudding). And that will be subsea back to South Pass 89. That will come on in the latter part of the summer of this year. We’ll watch how that production of anywhere from 3,000 to 5,000 barrels a day goes and that’s to our (worth) 55 percent interest, and then decide whether we’re going to drill a second well to bring that up to the anticipated 5,000 to 9,000 barrels a day net to the company.

At Magnolia, we have started cutting steel on the TLP there. This is county-cooperated property we have 25 percent interest in. It’s 150 million barrel oil equivalent proved reserve estimate. We’ll be drilling nine development wells there. That facility is designed for 50,000 barrels a day and 200 million cubic feet a day. We actually anticipate production to start in the fourth quarter of 2004 and it will peak at a net rate to the combined company of anywhere from 9,000 to 12,000 barrels a day on our 25 percent interest.

For the Ocean shareholders, this position in the Barnett shale is awfully exciting to us. It’s an incredibly large acreage position in what is now the largest gas-producing field in the state of Texas. It has a high working interest. It has a bunch of acreage held by production. This past year, $300 million dollars was spent drilling 385 wells with 100 percent success rate. The plans are to increase both the well count and the capital expenditures by about 15 percent - importantly at 500 million cubic feet a day out of the field right now. It’s a major area, not only for continued maintenance of production as well as growth — and we’ll touch a little bit on exciting developments on the exploration site with regard to horizontal drilling — or development side with horizontal drilling.

Turning to Canada, we are the second largest acreage holder in Canada. As Larry mentioned, not only across North America do we have major interests, but in the western area of Canada we are a major player in the all the major conventional plays in western Canada. Importantly here,

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

we have 46 rigs running at year end, spent about $250 million dollars to drill 300 wells. I’m going to touch on the deep basin portion of this. First, and this is as cretaceous a well as Devonian play — it’s an under-explored area. We had 16 rigs running at year-end. We plan on drilling this winter season 100 wells, which is two times what we drilled in the previous year. And you can see that it’s over 100 million a day in terms of production and the growth we expect on the chart.

In the Foot Hills area, a significant acreage position, just as in the Deep Basin. High working interest. We are already producing over 100 million a day and expect growth out of that area. And it again is a cretaceous and Devonian play. And we think the infrastructure developments there are only going to get better over time.

Turning internationally, we’ll touch on the three fields that are noted for you on the slides. First, is the Zafiro in Equatorial Guinea. This particular field, we have a 25 percent working interest in. Exxon Mobil is the operator. Importantly, the Devon shareholders will now be partners in a field that has over 1 billion barrels of estimated reserve potential. We have major plans underway to actually increase the capacity of that field by about one-third. You can see what that will do to our net production. You can also see what good science has done in terms of asset value growth over there since the original field was discovered back in 1995. And that field just continues to get bigger and bigger. What will be happening there is we’ll have FPL field)coming in the third quarter of this year. We’ve already drilled seven sub-sea wells which we tied in immediately. You will see a response of 50,000 to 70,000 barrels a day gross on that FPSO. It was in the first couple of months of installing that in the third quarter. So this is imminent. It’s on schedule in terms of the FPSO refab as well as the additional drilling in the field.

In Panya in China, that FPSO is also underway on a timely basis in China. It actually will be a two platform development tied into the FPSO. We expect to actually have that turned on in the fourth quarter of this year, but expect peak production to be reached in 2004 at about 15,000 barrels a day net to our operated interest.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

In Azerbaijan, this is an incredibly exciting value opportunity for the Ocean shareholders and certainly for the Devon shareholders, the field as we understand it is about the size of Manhattan. It’s estimated currently at about 4.6 billion barrels of oil equivalent and it could be larger over time. Importantly in terms of trying to get a sense of value on 2009 production projection you see in front if you, is that if you look at what the Lukoil sale was recently in November to a Japanese entity is that it valued this particular interest at about $600 to $700 million dollars. Importantly, what the combined companies will be doing in the near term is trying to figure out how we can accelerate that production profile form 2009 forward, perhaps through some sort of swap or trade, and create that value in an easier fashion. Clearly, higher oil prices also help in that regard because the pay-back plus fixed return for the current non-carried interest owners. So we think the value just continues to get better. The pipeline is under construction and we think will be completed here in another three or four years.

Coming back to the exploration opportunities, first, in the McKenzie Delta and Beaufort Sea. As all of us know, this is a very high potential long lead time item — a very attractive opportunity for the combined companies in terms of the timing as well as the fact that there has been an increased amount of energy put behind the pipeline that we anticipate currently could be in within 2007-2008. Multiple hundreds of Bcf-type prospects. We’ve got a very major exploration position up here. We’ll be drilling two wells this year, both an operated well in Napartok as well as a non-operated well at Nuna.

Turning next to the Barnett Shale, I alluded to the horizontal drilling that’s occurred there. We have drilled six horizontal wells already. You can see that cost in the table in front of you is about double what vertical wells are. Importantly, the response initially is three to four times in terms of productivity. So it’s a fabulous return venture. The exciting thing about two of those wells is they were drilled outside of the frac barrier and its appropriate application of horizontal drilling design to keep the water-bearing zones away from the gas-bearing zone. And this would be a real

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

home-run if after monitoring we determine that it really works in terms of setting up future drilling locations.

As I might have missed on the slide before, when we talked about Barnett Shale is that we list 2,000 locations for drilling here in the core area as well as elsewhere. And probably if you take the infill possibilities as well as the (step-out) possibilities outside of the core area, you can easily come up with three times that amount of drilling location.

Next, on the deep water inventory in the red in front of you - or, excuse me, the purple — you can see the existing discoveries and/or developments. In the yellow-blocks are the existing opportunities in terms of prospects. This is one of the best positions in the deep water that anyone has in the deep water Gulf of Mexico — any company. Importantly, as we look at the prospects between the two companies, we will obviously decide which ones are the best and we will also be drilling somewhere between six to eight wells in the deep water from an exploratory standpoint going forward. That will depend, importantly, on how many additional wells we drill on the success rates there. And when you combine that with what we were doing in the golden triangle, on the next slide, you can add another two to four wells each year in that area.

In Brazil, both companies have picked up major operated blocks — offshore Brazil. These are all in the 500 to a billion barrel prospect range. And, importantly, both companies only have three year (seismic) commitments. In the case of BMC - for the Devon shareholders, BMC15 we are watching an earlier rumored discovery by Total before deciding on when we drill on that particular prospect.

Turning to the other side of the South Atlantic margin, in West Africa we have several wells expected here near term. In the Keta prospect in Ghana, again a major prospect for Ocean shareholders — over 500 million to 1 billion barrel type prospect. We have a well scheduled there that we operate. We also have a well that will be drilled on block 24 — a second one this on a

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

operated (block) where we have a 40 percent interest there. We also have a block 10 that we picked up as an operated block last year that we will be drilling a well on this year. We also anticipate potentially drilling in block 10 which is a block we have a 30 percent interest in Equatorial Guinea.

And with that, I will turn it back over to Larry.

Larry Nichols:	So you put these two companies together, and we think you have really an outstanding company. Devon brings to the table outstanding low risk, very profitable onshore developmental drilling, good exploration drilling in Canada. Ocean brings to the table an outstanding portfolio of deep water and international prospects. You put those two together and you have a much better mix for both companies - of both exploitation and exploration drilling. Devon has the surplus cash flow to fund Ocean’s near-term capital requirements — requirements that are needed to bring existed proven commercial discoveries on stream and, at the same time, Ocean has the lower debt to improve Devon’s ratio.

You put those two companies together and we think that it is going to be a very exciting company and a company that should trade an enhanced multiple in relationship to where both of us have traded. Devon has a history of trading above the S&P 500s since we went public in 1988. We have almost in every period that you want to look at, out traded the S&P 500 and the other important indices. What Jim and I want to do, when we next stand up here next year and the year after, to continue to say the same thing.

With that, that concludes our presentation and we’ll throw it open to questions. Start over here.

Male:	Hi, Larry. ((inaudible)) for Jim maybe ((inaudible)). Yes, Jim. The capital commitment on your development projects this year and next, what was it about to run? I mean, I didn’t cover your

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

company. I’m trying to get at, you know, how much of this $800 million of free cash flow would be directed to what you have in hand? Thank you very much.

Jim Hackett:	Thank you. If it models what we think really work for our company stand-alone were somewhere between $1 billion to $1.3 billion in terms of drill capital, as well as new venture capital. And what this does is you saw when we (hedge) most of our production in 2003. This actually helps make sure that we can continue to execute that model to really create the kind of value that we think exists in the inventory and with talents of the people of we have is one of the compelling features of this model.

Larry Nichols:	And still have some cash flow to develop any exploration successes that are not known at the moment. Next question.

Female:	Just following up on that question, I’m wondering are you happy with the 51 percent leverage and since Ocean had previously hedged a lot of their capital program for ‘03, will you be looking to spend that $800 to $1 billion or do you have a leverage target in mind, perhaps somewhere in that 40 percent range.

Larry Nichols:	Well as I said, with the cash flow that we see in front of us this year, we think by year-end we’ll comfortably be below 50 percent, and that is a comfortable number. You know, you always look for opportunities to continue to use cash flow in the future to reduce it any more. But in terms of being at a competitive balance sheet, we’re happy with where that will be.

Jim Hackett:	If you wanted me to answer that, Larry and I are very much on the same page in that — as that is the objective is to drive it to 50 and below with the cash flow this year. So there will be a mix of the two, I suspect, at the end of the day.

Larry Nichols:	Next question.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	Can you discuss the synergies a little more on the $50 million and kind of break that out and what other opportunities there might be if there are any revenue synergies also?

Jim Hackett:	I think there are several that you can make guesses. And we’ve got a lot of work to do still in terms of determining the number above $50. As Larry mentioned, we intentionally put that out there as a conservative number that we feel 100 percent confident of achieving. We actually think there’s a high confidence level that we could double that before it’s over. But it will be in the areas of staff reductions, in terms of duplication, in part. Also, we’ll look at what sizing we have in the current offices, as well as there are lot of other things, in terms of how we actually combine the companies purchasing power, et cetera, they might have opportunities beyond that 50 million.

Male:	Yes. Jim mentioned purchasing you know, a company this size — and we’ve seen this every time Devon has grown bigger — our ability to trade better transactions, with the service supply companies, just gets better. Our ability to borrow money cheaper improves, so it’s across-the-board abilities to make the Company more efficient in its capital structure and its cost expenditures.

Male:	I have a couple of quick questions. Can you just comment on the breakup fee? It seemed kind of high.

Male:	The breakup fee of 139 million is consistent with Delaware Law. Delaware Law authorizes a breakup fee of just under about four percent of equity value, and that’s exactly where this number is.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	OK. And then, Jim, can you talk a little bit about the process you went through, in terms of being an independent company, weighing, you know, your and management’s interests, with those of shareholders, prior to signing up net-market deals?

Jim Hackett:	Yes, I appreciate the question, because inevitably when you have single speakers you’re trying to devise a presentation. From our perspective — is with all of us in the industry - we know who the players are that make sense to combine with. We look at each other all the time. We actually, with our board deliberations, spent every board meeting talking about consolidation opportunity. Larry and I had actually started talking about the industry and strategies several years ago together, and in terms of both companies, we had other things to do in the meantime.

Starting sometime back in November of this year, we started to talk a lot more thoroughly about that and had started to do more work in each other’s companies. And, what we came out with this management team is that there were better ways to do it than just standing alone, and we certainly didn’t want to hold an auction, because we didn’t think that would drive the best value for our shareholders. It would basically be an up-front cash out and you’d have no — you know, you’d lose the ability to grow the thing in the future.

So, we felt very proud of our peoples’ expertise, in the deep water internationally — the culture that we had created. We thought that if we could figure out a merger partner, who would give us more gas exposure, lower the high beta, if you will, in terms of exploration risk, by putting some more exploitation properties underneath us, which was something that we had talked about for several years, as a management team, trying to get a better mix of exploitation, which was only going to come from a combination.

When we looked at the ability to enter Canada, as well as enter the Rockies, which has been a strategic objective since 1998 — knew we couldn’t do that without a combination. All of those things together, along with the idea of being accretive in the first year, in a significant way, on

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

both earnings and cash flow, as well as the ability to enhance the multiple over time, we actually think it provides us a higher downside risk on our stock, and as much upside over time, in terms of stock valuation. When you look at that, you have a role to play in the combined company, you have guys who are — you know, we think are decent people, who had a track record with Wall Street, in terms of creating shareholder value — it makes for something that is absolutely great. But, I assure you, we went through the list, and this is not something we did casually.

Male:	Yes

Male:	Can you maybe just talk about the premium? ((inaudible)) your stock was trading just as high as $21 in December, and then your premium (was) tremendously large. I was just curious how you rationalize that

Male:	Right.

Male:	and what valuation metrics you got to?

Jim Hackett:	Right. First of all, the premium is not what drove this deal, obviously. It was very much the strategic value of the benefits of the deal. And, when we looked at it being a merger, we very much viewed it that way. I think Larry had given us assurances from the beginning, which he’s held true to, that the management team would have a role to play in this combined enterprise.

Again, we did not want to sell out. If we had wanted to sell out perhaps that answer would have been different, in terms of premium. We didn’t want that for our shareholders. We didn’t want that for our employees, and so the premium was very much just a matter of making sure that it was fair relative to the last 30-trade days, and it was, because the valuation is very reflective of the last 30-trading days. And, you could pick a point in time and it would look either bad or good, relative to premium or discount. That was not the driver. It was to make sure we looked over a

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

reasonable period of time. You could even go back two years and you’ll look at the value being very similar to that. So, it was not driven towards a premium. It was drive towards being accretive, for sure. We had to be able to hold our heads high and say it was accretive, and it is accretive to our shareholders, in both cash flow and earnings.

And as you get gas prices where they’re at it becomes more so. You increase the balance sheet strength, you’re able to execute the portfolio that we talked about, you balance the exploitation and exploration risks better, you get more exposure to natural gas, it’s — and you get exposure to the multiple. And, if you don’t believe that the combination gets you to a higher multiple, then either company stand alone and look at the competition, and look at why this shouldn’t get there, then maybe it’s not as compelling. We are so convinced of that it’s not even an issue to me. That’s where the values going to come, at the end of the day.

Larry Nichols:	And from the Devon perspective we see it exactly the same way. It’s not a question of where either stock was on a given moment in time. The ratio, over time, is remarkably the same. We both sort of rise and fall, with exceedingly minor variations.

Male:	I have a question from the strategy of the two companies. Jim ((inaudible)) was satisfied with a stake in bigger projects run by bigger companies, oil companies. Your strategy, on the other hand, is to operate most of the fields that you’re in. Now, how are you going to reconcile the two strategies in the new company

Larry Nichols:	That’s simple, there’s no difference at all. As you may recall that just the last — a year ago — and we repeated it again this year, is that Devon was describing how we were spending a meaningful amount of capital budget on long-term major projects. Because of our history, and the way we had grown, we had a lot of low-risk projects, like the Barnett Shale, where we’re very profitable, but we did not really have the balance of major exploration-type plays, and we were spending a lot of money. We told the Street a year ago, and we told the Street again in

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Confirmation # 536497

December to that we’re spending a lot of money that has no chance of delivering any reserve growth in ‘03 and ‘04, because they’re long-term projects.

Ocean has exactly the opposite. They do not have the low risk — Barnett Shale and coalbed ((inaudible)) methane, Canadian drilling that we do. They have exactly the opposite, and that’s why it’s such a beautiful fit — is that we both — we compliment each other. As Jim said, we have a much better balance, from both company’s perspective, of balancing a lot of low risk, very profitable drilling, with some high-risk exploration drilling.

Male:	And, Jim, I have

Jim Hackett:	If you don’t mind me answering that same one is — and I appreciate the question — is that, you know, we, ourselves, we’re moving to a more operated role. And, the deep water, as many of you know, to operate all your properties is not a wise thing, because you’re never going to want to own generally 100 percent of any project. So, inevitably, you are going to share operator ship with people, but we were moving to a much more operated mode, as well, as we got comfortable in the deep water. That’s why we had block 10 — and got block 10 — got block 24 — got in Brazil, the BMC15. That’s why we — the block we got in Nigeria, which is a world-class block — 256 — we have a 95-percent working interest in, and we will farm that down, and so I think we were moving much more to that.

I think both of us have a very similar view towards deep water — is it’s value driven. It is not necessarily operator driven. Where you can operate, we prefer to, but it doesn’t mean that we’re going to operate everywhere. Even Exxon-Mobile doesn’t operate everywhere.

Go ahead.

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Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	And, then two other questions. The first question on capital spending, you recently indicated that Ocean is going to spend $1 billion this year. Your capital spending was almost twice as large as that. Should we expect capital spending to be in the $3-billion plus this year, or do you think that you’re going to cut capital spending (inaudible)

Larry Nichols:	Well, we don’t see any change in the combined capital spending, though we both have reviewed each others capital programs for the year, and indications for next year, with Devon at over 1.5 and Ocean at one, obviously that adds up to two-and-a-half to three billion. That’s where we think we’ll be this year. Don’t really see, on either side, any need to significantly change that this year. With regard to next year, you know, we’ll see where we have success and where we don’t.

Male:	OK.

Male:	Yes, I think there’ll be that tension between making sure that debt ratio’s right, as well as spending.

Male:	Because, usually when you combine two companies you see synergies you don’t have to drill certain areas you see there’s opportunity with one company ((inaudible)) another, so you drop the least attractive of the two, so you get to synergize out of the capital spending, like the larger companies always do.

Larry Nichols:	Well, to be sure, in both companies, as we’ve done every time we’ve done a transaction, and as any good company does on an annual basis anyway, we will look at the assets of the combined companies and see which assets no longer make sense, for a company the size we are, and we’ll dispose of those assets that have become marginal, relative to the size of the Company. And, similarly, we will look at the capital budget and see where we can maximize the capital dollars and spend them in the most prudent place.

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Male:	Thank you

Male:	Hi, Larry. What do you think the status to your finding costs we’re you not to merge with Ocean, and what do you think it’s going to do to you finding costs over the next five years, if this merger goes through?

Larry Nichols:	Well, of course I know the finding costs for the next five years. You know that, don’t you Jim?

Jim Hackett:	Absolutely.

Male:	Well, what do you think?

Larry Nichols:	Well, obviously we think it improves it, or we would not be doing it. If you look at it from a purely a cost per Boe, and you want to look at in that way — it’s not the way we look at it, because we’re looking more at the going forward from the growth, you know, this will make — Devon will have spent, once the companies combine and you look at year end, we’ll have spent $5 billion, at about $8.50, or some number like that, for this year, so that will give a strong weight to where our balance comes out, as a combined company, at the end of the year.

You know, Ocean has very attractive exploration plays and it’s hard to predict where that will — you know, that will end. With the asset base we have, as a combined entity, we think our finding costs will be very competitive going forward.

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02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	Jim, as an Ocean shareholder, I can see how if you wanted to do a merger of almost equals this would be a very good one to do. But, as an Ocean shareholder, I’ve also heard you, on any numerous occasions, stand up on the stage and say how you were going to look and do the best deal for the Ocean shareholders, and someone else talked about the lack of premium here. Maybe you could share with us what kind of numbers you were seeing out there, as you were talking to entities where an Ocean shareholder might end up with cash in hand, versus paper, and how you weighed — I mean this is really a bet on the future and it sounds like a good bet, but it is still — there is a risk element that does not take place under a cash-merger transaction.

Jim Hackett:	Yes, absolutely. First of all, I can report that we haven’t received any cash offers, so that, in terms of reality, we don’t know if there are any out there. Inevitably, you have to conjecture what you think the value of that could be, and whether there is anybody out there who, in fact, would do it.

Now, you walk through the same companies I do and see which ones seem to be in acquisitive mode — they can use cash — and you tell me what names you come up with, and you and I can talk about that later, privately. All accounts, from my standpoint, is I have 2-million share exposure to this. I think it’s a really good deal. That’s a shareholder perspective. It outweighs better than any kind of severance benefits, I promise you.

Male:	So, from the standpoint of what you actually saw there, you were not — in terms of your discussion with other people, you do not actually have anybody who might be willing to offer you cash in this kind of transaction?

Jim Hackett:	We don’t know if anybody would be willing to, because that’s not what we were setting out to do. We didn’t set out to sell this at auction.

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02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	And, should — there was a discussion of the breakup fee. What kind of a number would it take, in your mind, to sort of say column B?

Jim Hackett:	How long do you think I’ve been running a public company? Sir, I think that’s a great try — thank you.

Larry Nichols:	If he answered that we’d have to go back to one of those governance slides for conversation.

Jim Hackett:	Sir, the breakup fee was very much in — according to our bankers, very much in the middle of the range that’s what they assured our board.

Male:	Question over here?

Male:	Yes, could you address purchase-price allocation, in particular, with regards to goodwill? And, also do you expect to book any incremental reserves versus what Ocean showed at year-end ‘02?

Larry Nichols:	Goodwill — we will book about a billion in goodwill, which makes no sense at all. When you think of a merger at market price there shouldn’t be any goodwill. That is almost entirely deferred taxes. Of course, deferred taxes don’t make any sense either — that calculation — because they’re a purely calculated number that you may or may not pay in the future. But, in order to offset the deferred taxes, accounting rules require goodwill and that’s what it ends up with.

Male:	The other part of the question was can you discuss other — the other parts of the purchase-price allocation? And, also did you book any — do you anticipate booking any incremental reserves, versus where Ocean was at the end of ‘02?

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Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Larry Nichols:	Any what kind of

Male:	Any additional book reserves.

Larry Nichols:	Oh, no, I think the reserves — we both look at the reserves very thoroughly, over the last several months, and the engineers and geologists, on both companies, satisfied themselves that the reserves of both companies are a fair and reasonable representation of where the reserves are. Do you want to

Male:	.... answer

Larry Nichols:	.... confirm that. You know, the allocation between specific fields, and all that, we’ll get to that later.

Male:	Yes, could you combine — comment on the combined company’s hedging strategy going forward? Is it going to change — be the same?

Larry Nichols:	The pension?

Male:	The hedging strategy.

Larry Nichols:	Oh, hedging — hedging. Yes, Ocean is a lot more hedged this year, than they historically have been, but for the reasons that Jim described. Devon had, in times in the past, has not used hedging very much. Over the last several years, our goal has been to be about 50-percent hedged, using entirely costless collars. We will both study that, going forward. We’ll obviously use some hedging, as part of our strategy, and I think somewhere around 50 percent makes sense in today’s market, but that changes.

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Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Jim Hackett:	Actually that’s very similar to our philosophy. Obviously, with the capital budget we had this year, we exceeded that, with board approval.

Larry Nichols:	Which makes perfect sense to us. If we were in their position, we’d have done the same thing.

Male:	Larry, you’ve grown very successfully over the years, primarily through acquisitions and just adding particularly good asset packages. You’ve now got a pretty good balance, a good asset mix, you’re now one of the largest E&P companies in the world. Do you think you’re finished — I mean are you satisfied with where you are in terms of the balance, or where do you go from here — I mean is there — is Encana next? Or

Male:	Actually I had an eye on Conoco, but no.

Male:	So a serious question

Larry Nichols:	As you heard me say in the past, you know, we thought when we went public in 1988, we thought there would be a handful of companies that would emerge from the 400 public companies that existed at the time. They would be very good, well run, good assets, and our goal was to become one of them. We recognized at the time that that consolidation would come to an end at a point in time, or almost come to an end. And we’re getting very close to that, just a sheer number of companies that are out there is making each time we do a transaction, the next one — if they do another single meaningful one, is more difficult, just because of the size we are relative to the size of the other companies.

So — and we have been recognizing that. What we have been trying to build is not just to get bigger, that’s just empire of building, that’s just creating a whole lot more people and assets to worry about for no benefit. Where we have tried to end up is at the time that the M&A game did

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Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

sort of end, that we had an asset base, a growth oriented exploration base that was second to none. That was our goal, it’s a lofty goal. And you look at where we are now, having filled in niches and positions here and there from the far reaches of the McKenzie Delta all the way on to eight and 9,000 feet of water.

We got most of America pretty well covered, and we’ve added a good international bit. You know, I hate to say that you’d never do another transaction, but obviously a lot — at the size company we are, it is much more logical and likely that they will be relatively small tuck-in type transactions.

Jim Hackett:	And, Shawn, from our perspective, that’s a real attraction of this merger too. I mean it’s a — it’s a side benefit is that we in our current position find to be very careful with how we manage capital against cash flow because of our credit rating. One we didn’t — we weren’t in the acquisition market since 2001, we think we have some core skill sets there. We were closed out, and as you look at all these property investments that have been announced, we were not going to be able to participate, now there’s a chance to do so.

Larry Nichols:	And the same thing is true from our standpoint, if the majors do go through a rationalization process where the assets that fit — that enhance what we have as a combined entity, then we’ll get the serious look at it.

Male:	So at the end of the day with this asset mix, do you think you’d have the growth potential to carry you forward kind of

Male:	Yes.

Male:	in perpetuity? I mean you don’t — you don’t feel a need, you admit you’ve got a

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Larry Nichols:	emphaticly yes — emphaticly yes.

Jim Hackett:	There’s enough organic growth in this size relative to anybody out there in this size, that any bigger problem, we’re — we can do this organically. But it’s very sudden, you know, to be a success in this business we’ve all thought you should do a bunch of different things right.

Larry Nichols:	Yes, it’s hard to survive either being a pure acquisition company or a pure drill bit company. I mean you can look at ExxonMobil and go on down and see — and not find anyone who’s done just one. And you try and assemble the asset base and the people expertise so you can do both, and both companies can do both.

Male:	Well just one other thing — what do you think your long-term say five or 10-year production growth — or just growth rate would be? What are you — what are you targeting?

Larry Nichols:	Five and 10 years is beyond

Male:	How about 2 or 3?

Male:	.... you know, we have said what we think we can do this year, you know, in the five percent range — four, five, six percent range, based on projects that are in-hand, not counting exploration. We’re going to work very hard to try and do better than that every year.

Male:	Two questions, one for you, Jim. What was the year ago in Ocean’s analyst meeting that Bill Transier had a slide that showed the break up of Ocean over $32?

Male:	Right.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	That’s when oil prices were 250 plus, and gas prices were about $3. Now we have six barrels — we have $6 gas and $36 oil, and the company has more of those — more assets. What’s changed in the last 12 months or so that lowered your expectation for Ocean?

Jim Hackett:	Actually don’t — we haven’t lowered our expectations at all. We actually think that this combination can generate a value just like that. The problem is standalone, unless the market changes its perception of the potential prices, that isn’t going to happen standalone. And you know that better than I do in terms of where multiples have come relative to where current cash flows are. And that’s because nobody believes oil will stay at $30. You know, others may believe that that’s going to happen, I’ve been a big bull on oil for a long time, but I also believe the North American National Gas story.

So the markets are what have generated valuations that are much lower than what we would have expect at, these kind of commodity prices. But at the end of the day, if — we don’t - we don’t think that number has changed from this combination about where we can drive our share interests over time.

Male:	But specifically, you and Bill said that you didn’t need merger and acquisition to take you to your target, you can do it alone. And yet you have higher oil and gas prices, much for the company, but yet you’re saying that you can’t do it on your own.

Jim Hackett:	Well I hope we didn’t say categorically we will always stay independent. In fact it would be the opposite of what I’ve told most of our employees, and I believe most of the investors who have followed our company, is that we are always ready to do a transaction that is in the interest of our shareholders. We could do things alone, we didn’t have to do this deal, but we wanted to do this deal. And as long as this deal provides a lower base in as high or higher a ceiling, that’s a great transaction for our shareholders, and that’s what we believe this is going to do.

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02-24-03/9:00 a.m. CT
Confirmation # 536497

Male:	I’ve got a question for you, Larry, you own some shares in ChevronTexaco, obviously the stock has not been doing too well lately. Are you thinking of exchanging your interest in ChevronTexaco? Did it come with assets that probably beef up some of your — of your operation? (inaudible)

Larry Nichols:	No. The ChevronTexaco stock that we own, which came from the Pennzoil merger, is locked into some exchange rules. And we have worked very hard over time the ways that we can unravel that. And because of taxes and provisions that are in there, we’re going to be owning those shares and owning the offsetting liability until 2008. We would love to do that just because it’s a needless complication, but doesn’t add any value, doesn’t take away any either. But that’ll stay there until 2008.

And I was going to answer your first question really for both of us, because it is — it’s — Ocean did not have to do this transaction anymore than Devon did. Ocean had areas where they wanted to grow; Devon had areas where we wanted to grow; things we wanted to fix. We could have easily fixed our debt ratio by letting the passage of time take care of it. But I think both of us saw the opportunities to get where the shareholders ought to be, and to really have a much stronger company and get there a lot faster using the strengths of your respective company to get there.

Male:	How does it change your — pardon me — how does it change your cost of debt capital coming from 60 percent to 52 percent? Any preliminary thoughts on that? Thanks.

Larry Nichols:	Well one of the curious things is that Devon had — I don’t have an exact number for it, but I can tell you generically. The debt that Devon had in 2004 and 2005, we cannot pre-pay, and so we’re going to be in a position this year where we’re just accumulating hundreds of millions of dollars of cash to sit on until we could pay that debt in ‘04 and ‘05. We do not want to pay our debt in ‘06 because it’s the cheapest debt that we have, an effective after-tax rate of under two percent.

DEVON AND OCEAN ENERGY
Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

So, you know, now Ocean has some debt that is higher cost debt that does mature this year and next year, and we can use our cash flow to pay off their debt, and effectively bring - combined entity's interest rates down. Much more effective use of dollars in debt management.

Male:	Have you talked to the rating agencies? And could you just update us on the prospects of an upgrade, or just a rating outlook change, or anything?

Larry Nichols:	We will be meeting with rating agencies today. You know, the rating agencies are slow to upgrade, and so I certainly in this environment would not speculate that. However, from what we’ve said from both companies’ standpoint, we think the debt position of the company is enhanced, and the fact that you look at how both companies’ bonds are trading today, the market thinks the same thing.

Male:	Are you keeping American Exchange listing or New York Exchange listing?

Larry Nichols:	We really haven’t addressed that.

Male:	OK, and just what is the year-end 2002 reserves for Ocean? And what is your probable reserves?

Jim Hackett:	I think ((inaudible)) the year-end reserves are 593 million barrels of oil equivalent. And the probables, we don’t — we don’t actually quote those.

Male:	And what’s your net debt?

Jim Hackett:	Excuse me?

Male:	What’s your net debt right now?

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Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Jim Hackett:	Net debt is probably close to 1.3 something, we have a stated long-term debt of 1.4 billion.

Male:	One more question, sir. Last one.

Male:	I can remember when you did the Kerr McGee onshore deal, and it was like this amazing reach. And since then, of course, you’ve gone up, up and away. And I wonder, as you’ve grown larger, you’ve had to change the way the company is managed. I wonder under this arrangement how many strategic business units you’ll have, how you’ll manage — exploration, on a worldwide basis, or a regional basis. Some of those ideas to get a color of how the company as it grows and as it becomes essentially a major independent will organize its activities.

Larry Nichols:	Yes, that’s a good question. It’s one area where Devon has developed some experience since each year for many years we’ve had a significantly larger asset base to manage. And therefore we’ve gotten fairly used to stepping back and looking at the management structure, and making sure that we’re organized to take advantage of the assets. You can see from the charts that we put up earlier, and the maps, where the business units are now and where the assets are now. How we’d restructured those, I really don’t know.

But we will — we’ll work it ourselves, very thoughtfully, both Ocean and Devon, and we’ll look at other companies, as we’ve done in the past, and try and come up with a structure that fits. It’s a process we’ve been through before, so it’s not like we’re reinventing the wheel. But I think when we’re through with that, particularly since both companies have demonstrated expertise in our respective areas, that we’ll come up with a structure and the people to really run a strong company.

With that I’m told we’re out of time. Thank you all very much for your attention. Jim, do you have any words here

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Moderator: Larry Nichols
02-24-03/9:00 a.m. CT
Confirmation # 536497

Jim Hackett:	Have a great day, thanks for coming.

Male:	We’re excited.

END